UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

DIGITAL ALLY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25382P109
(CUSIP Number)

Christian J. Hoffmann, III
QUARLES & BRADY LLP
Renaissance One
Two N. Central Avenue
Phoenix, Arizona  85004
(602) 229-5200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25382P109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stanton E. Ross……………………………………………………………………………

2.           Check the Appropriate Box is a Member of a Group (See Instructions)

(a) …………………………………………………………………………………………

(b) …………………………………………………………………………………………

3.           SEC Use Only …………………………………………………………………………….

4.           Source of Funds (See Instructions) …………………………………………………….PF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)……

6.           Citizenship or Place of Organization …………………………………………………US

Number of                      7.           Sole Voting Power………………………………………………….1,537,036*
Shares Bene-
ficially                             8.           Shared Voting Power ……………………………………………………………
Owned by Each
Reporting                       9.           Sole Dispositive Power……………………………………………...1,537,036*
Person With
10.           Shared Dispositive Power………………………………………………...............

11.           Aggregate Amount Beneficially Owned by Each Reporting Person………...1,537,036*

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Represented by Amount in Row (11)………………………9.26%

14.           Type of Reporting Person (See Instructions)…………………………………………….IN

*See Response to Item 5 below.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D is being filed by Stanton E. Ross, the reporting person.  Mr. Ross filed an original Schedule 13D, dated February 13, 2008 (the “Original 13D”), as amended by Amendment No. 1 filed March 20, 2008.

Item 1.  Security and Issuer

Item 1 is hereby amended and restated as follows:

The title of the class of equity security to which this statement relates is common stock, $0.001 par value.  The reporting person owns 656,600 shares of common stock and options to acquire 1,172,311 shares of common stock, certain of which options are subject to vesting provisions.

The issuer of the securities is Digital Ally, Inc. (the "Issuer").  The Issuer's principal executive offices are located at 7311 W. 130th, Suite 170, Overland Park, KS 66213.

Item 4.  Purpose of Transaction

Item 4 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D is being filed to update the stock ownership of the reporting person to reflect stock sales by the reporting person on May 15, 2008, May 16, 2008, May 19, 2008, October 6, 2008 and October 10, 2008, for a total of 433,400 shares of common stock sold and the vesting of certain stock options.  See Item 5(c) below.

The information supplied in this Amendment No. 2 to Schedule 13D is provided as of February 17, 2009.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The reporting person beneficially owns 656,600 shares of common stock.  If the reporting person exercised all currently vested options and options vesting within the next sixty days, he would beneficially own 1,537,036 shares of common stock.  The beneficial ownership of 1,537,036 shares would represent 9.26% of the issued and outstanding common stock of the Issuer.  As of the date of this Amendment No. 2, a total of 291,875 options held by the reporting person were not vested and would not vest within the next sixty days.

(b) The reporting person has the sole power to vote and dispose of 656,600 shares.  If the reporting person exercised his vested options and options vesting within the next sixty days, he would have the sole power to vote and dispose of 1,537,036 shares.  The reporting person will be able to vote the shares of common stock underlying the options only if he exercises the options.

(c) On May 15, 2008, the reporting person sold 4,000 shares at a price of $10.80; 6,000 shares at a price of $10.90; 6,000 shares at a price of $10.81; 10,000 shares at a price of $11.21 and 10,000 shares at a price of $10.93.  On May 16, 2008, the reporting person sold 300 shares at a price of $10.79 and 1,500 shares at a price of $10.78.  On May 19, 2008, the reporting person sold 3,000 shares at a price of $11.00; 11,000 shares at a price of $10.99; 16,200 shares at a price of $10.98; 14,600 shares at a price of $10.97; 4,900 shares at a price of $10.96; 20,500 shares at a price of $10.95; 2,500 shares at a price of $10.94; 3,000 shares at a price of $10.91 and 11,500 shares at a price of $10.90.  On October 6, 2008, 104,000 shares were sold by Arjent Capital Markets, LLC on behalf of the reporting person to satisfy a margin call at a price of $4.89.  On October 10, 2008, 204,400 shares were sold by Arjent Capital Markets, LLC on behalf of the reporting person to satisfy a margin call at a price of $3.63, for a total of 428,400 shares of common stock sold from May 15, 2008 through October 10, 2008.  All of the foregoing sales were made in the public market.  The reporting person exercised 50,000 options for cash on June 19, 2008.  Of the options held by the reporting person, options to acquire 21,875 shares of common stock vested on each of April 1, 2008, July 1, 2008 and October 1, 2008 and options to acquire 51,785 shares of common stock vested on January 2, 2009.

(d) No person is known to the reporting person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2009                                                                                     By:/s/ Stanton E. Ross
              Stanton E. Ross, Chief Executive Officer
              and Chairman of the Board